Form 10-K, Exhibit 13
period 1993-12-31
USLICO CORP
filed 1994-03-30
CIK 750234

USLICO CORPORATION
                                       CONTENTS


Message to Our Shareholders
Individual Life
Individual Annuities
Payroll Deduction & Group Life
Financial Summary
Financial Review
Financial Statements
Board of Directors and Senior Officers
Shareholder Information

USLICO Corporation is a life insurance holding company headquartered in Arlington, Virginia, serving customers through United Services Life (USL) and Bankers Security Life (BSL). Both companies sell and service individual life insurance and annuities through independent agents. Additionally, USL specializes in serving members of the United States armed forces through a career sales force. BSL specializes in providing life insurance products in the workplace through payroll deduction.

                                 Financial Highlights
                        (in millions, except per share amounts)

                                    1993            1992              1991
Total revenues                     $17.5         $  378.8            $393.3
Net income (loss)                   23.6            (56.0)             11.2
Total assets                     3,412.1          3,193.6           2,936.7
Shareholders' equity               275.8            253.9             320.5
Book value per share               25.63            23.61             29.80
Earnings (loss) per share           2.04            (5.21)             1.04
Closing stock price               16 5/8               18            18 1/2
Common shares outstanding           10.8             10.8              10.8

                              MESSAGE TO OUR SHAREHOLDERS

A little over a year ago, the current management team was put in place, and we initiated a multi-year plan to improve the company's performance. Throughout 1993, we made continuing progress toward that objective.

We concluded the year with net income of $23.6 million or $2.04 per share. This compares to a net loss of $56 million ($5.21 per share) in 1992. Unusual items impacted both years significantly. The Financial Review section of this report includes a complete discussion of these results. While we are gratified by the improvement achieved in 1993, earnings are significantly lower than that which we deem satisfactory. 1993 marks the beginning of USLICO Corporation's return to a pattern of increasing profitability. In this year's report we will describe our progress and plans for the future.

Concentrating on Core Life and Annuity Business

One of our main objectives in 1993 was to narrow the company's focus to concentrate on our core life insurance and annuity businesses. As previously reported, USLICO Corporation sold its ship registry and corporate formation business in the third quarter, realizing an after-tax gain of $10.9 million.

In the fourth quarter, we concluded the voluntary commutation of substantially all of the reinsurance liabilities assumed by The Northeastern Insurance Company of Hartford. In this connection, Northeastern disbursed approximately $46 million in return for agreements from ceding insurance companies releasing it from liability.
Northeastern had operated in a run-off mode since it stopped writing new business in 1986, and it will cease operating as an insurance company as a result of the commutation. These actions had no effect on USLICO's 1993 net income.

Thirdly, we settled several disputes with other insurance companies acting as reinsurers of the group health business that the company terminated in early 1992. Unfortunately, at this time we have been unsuccessful in reaching agreement with the bank and the third-party administrator who were involved with this business and expect to settle our differences in a court of law during the first half of 1994. Reserves were established in 1993 to provide for the estimated cost of this litigation. Net income in 1993 was reduced by $5.1 million after-tax due to these and other litigation costs related to claims settlement matters on this business.

All of these actions were beneficial to our goal of reducing future risk from USLICO Corporation's prior business activities that lie outside the company's core business interests.

Enhancing Product Profitability

The management team and staff expended considerable effort analyzing the profitability and market potential of all of the insurance and annuity products sold by United Services Life and Bankers Security Life. The results of these studies provide the foundation for plans to transition our business to products and markets that offer greater profit potential. Based on this information, we terminated or curtailed sales of several products and introduced new ones, and we are currently working on a number of new products to be introduced in 1994.

Overall, new business sales in 1993 were down slightly as compared to the prior year. In light of the significant changes introduced in 1993 relating to product pricing, producer compensation and product mix, these results met our expectations. The plan for the future is to grow modestly at first, emphasizing the sale of new products that have more favorable profit margins. The long lead time required to gain regulatory approval for new products necessarily delays the bottom-line impact of these changes. In the pages that follow, additional information regarding each of our primary lines of business is presented.

Investing in the Future

We are emphasizing four long-term strategies to improve our competitive capabilities: improving customer service, reducing expenses by modernizing our computer systems environment, redesigning work processes and increasing employee development. In the short term, these initiatives have added to general expenses; however, we are confident that in the longer run these steps will improve efficiency and increase our ability to compete primarily on the basis of providing valuable products and quality service to our policyholders and agents rather than on the basis of having the lowest price. Currently, we process substantially all annuities and individual universal life new business on a new computer system, and are moving aggressively to convert all in-force business to the new system in order to cease supporting a number of old unwieldy systems that are currently in use. Employee teams throughout the company are hard at work applying the principles of total quality management to streamline our processes and provide value-added service to our customers.

It also is important to reemphasize our commitment to maintain a high-quality, conservative investment strategy and a strong capital position. This commitment ensures that USLICO's insurance subsidiaries will always be positioned to meet the promises made to their life insurance and annuity contractholders. Over the past several years, the general public became aware of the importance of financial strength and stability and is increasingly taking this into account when making insurance-buying decisions. Accordingly, to be competitive in this changing marketplace, we must, and will, remain financially secure and strong.

No less important is the need to provide an adequate return to shareholders. In the recent past, USLICO has fallen short in this regard. We continue to be optimistic that the strategic plan initiated in late 1992 has begun to reverse this trend, and we look forward to better financial results in the future. The long-term nature of our businesses and the need to invest currently in service and quality improvements limit how quickly these improvements can contribute to higher earnings. However, our goal is to provide a foundation that creates the opportunity for sustainable growth in profitability as we seek to reach our long-term objective of a 15 percent return on equity.

Our progress in the past year results from the efforts of many dedicated and hard-working employees. We should particularly take note of the very active role played by the board of directors during this period of transition. Glenn Gettier, USLICO's chief financial officer, joined the board in 1993. Effective with the upcoming Annual Shareholders Meeting, Robert Cocklin, Thomas Moorer and David Smith will retire from active membership on the board, and we thank them for their many contributions over the long period of their service.

We also thank you, our shareholders, for your support, and together we look forward to a brighter future for USLICO Corporation.


Daniel J. Callahan, III
Chairman & Chief Executive Officer



David H. Roe
President & Chief Operating Officer

                                    INDIVIDUAL LIFE

Recovery and stabilization were the themes for 1993, during which the Individual Life Division enacted positive administrative changes designed to support future sales growth. In terms of production, 1993 sales were comparable to those of 1992. These results are in line with current industry trends: Ordinary life industry sales were relatively flat - up about 3 percent in 1993 - as reported by Life Insurance Marketing Research Association (LIMRA).

1993 Results

Our Individual Life Division operates with three subdivisions, each representing a separate distribution system. Our career field force focuses its marketing activities primarily on active-duty and retired military officers and noncommissioned officers and their families. Our USL agency field force is comprised of agents and brokers who market to middle and upper income families and small businesses in urban, suburban and rural areas nationwide, with particular concentration in the Midwestern, Western and Southern regions of the country. Our Bankers Security Life field force has a makeup and sales focus similar to that of the USL agency subdivision, but concentrates its sales activities in the Northeastern corridor, with primary emphasis in New York state. The breakdown of 1993 production by subdivision follows.

- -     Our career field force produced sales of $6.8  million in issued and paid premium in 1993, slightly below the level of sales for 1992.
      This is largely the result of poor recruiting of new agents in 1992 due to the morale over service problems. With recruiting of new agents up as we enter 1994, we expect sales to increase.

- -     Our USL agency field force showed a significant sales increase in
      1993 - 15 percent - with $5.5 million in issued and paid premium. We attribute much of this growth to the new relationship we formed with a large independent marketing organization.

- -     Individual sales for the Bankers Security field force finished the year substantially behind last year's figures - 24 percent - with $3.2 million in new premium. Competition in the New York market and the poor economy contributed to this downturn. Fortunately, sales leveled off in the latter part of 1993, and we expect stabilization and recovery in 1994, as a result of several new programs designed to increase the level of support provided to this subdivision.

1994 Plans and Objectives

A major objective for the Individual Life Division is to increase the profitability of all products. We continue to offer universal and variable life, term, and simplified issue whole life. In 1993, we developed Term 2000, which we will introduce into the USL term portfolio in 1994. Term 2000 is an extremely flexible series of term products which will allow each customer to design his/her own policy. We also expect to expand our System 2000 series of products in 1994. Our simplified issue whole life product serves the growing senior market and has been enthusiastically received by both the USL career and agency field forces. We plan to introduce this product to the Bankers Security Life field force during the year.

Greater Emphasis on Recruiting & Sales Support

In 1994, we plan to work with more large independent marketing organizations and will intensify recruiting efforts in the USL career subdivision. We expect to add 50 field representatives to this subdivision in 1994. In the latter part of 1993, we recruited several large agencies in the central and upstate New York areas, and we will increase our recruiting efforts in these areas in 1994.

Our newest sales support program - seminar selling - was well received by the career field force. This program is now solidly established in that subdivision and currently is being introduced as a sales support tool for our USL agency and Bankers Security field forces. This selling strategy complements our new recruiting plan and our new product line by providing a forum for producers to offer complete family financial protection services. Additionally, the seminar program creates an ongoing referral system for new sales.

We also made great progress in improving our internal operations in 1993. Quality improvement programs in both the eastern and central service centers and automation of many functions have allowed us to increase our productivity. Our service centers are committed to quality and will work in 1994 to further streamline processes and procedures in an effort to improve service and enhance our communications with the field. Their efforts are crucial for the support of anticipated sales growth.

                                 INDIVIDUAL ANNUITIES

The fixed and variable annuity lines of business made significant contributions to USLICO's earnings in 1993. Earnings from these lines are projected to show even better results over the next few years.

Earnings are closely related to the growth in annuities in force. Our new products, which call for less upfront acquisition expense, will enable us to put more emphasis on sales growth in the future, particularly the variable annuity. In 1993 we restructured commissions, which produced a temporary drag on sales; these changes were made in order to reduce the level of investment needed when generating substantial amounts of new business.

A low interest rate environment continued in 1993, which permitted us to achieve our desired profit margins while still maintaining relatively attractive interest rates for our fixed annuity policyholders. Variable annuity policyholders enjoyed the benefits of further advances in stock and bond values.

Fixed Annuities

New sales (first-year premium) for 1993 were $122.4 million for United Services Life and Bankers Security Life, versus $152.8 million in 1992. This decline occurred in the second half of the year and was due primarily to the commission changes effected just prior to midyear. The total collected premium, first-year new sales plus additions to existing policies, amounted to $144 million, as compared to $176 million in 1992.

Total fixed annuity assets under management as of year-end 1993 were $1.6 billion. Steady growth in our asset base continues to be the objective in 1994. With new products and new processing systems coming on-line in 1994, our plan incorporates more ambitious sales goals for the future.

Just over 80 percent of all 1993 fixed annuity deposits were made into the flexible premium annuity, which has been our lead product since its introduction in 1988. We anticipate a broader mix in 1994 with the introduction of a new series of products. As previously mentioned, these have lower acquisition expenses and, as a result, have shorter surrender penalty periods.

We all continue our general strategy of marketing through financial institutions and traditional insurance agents. Our in-house distributor, USLICO Securities Corporation, will be an important contributor. Its sales and service offices, located near large segments of our policyholder base (Bellevue, Wash., Portland, Ore. and Minneapolis, Minn.), are slated to play a more important role in our distribution effort.

Variable Annuity

Sales soared in 1993 to $34.7 million, substantially exceeding 1992 sales of $21.8 million and increasing total variable annuity assets under management to $198 million.

Variable annuity sales in the industry have climbed dramatically in recent years because of low interest rates and the relatively higher total returns offered by investment in the stock market. Innovative product designs have also contributed to sales growth.

Offered through Bankers Security Life, our variable annuity has been enhanced in recent years by increasing the number of investment choices and by adding a fixed rate account. Currently, we offer seven variable accounts, five managed by Oppenheimer Management Corporation and two by Alliance Capital Management, L.P.

The future of variable annuities at USLICO is centered on the planned development in 1994 of a new product that will be issued as a United Services Life policy. Our intent is to spread some of the upfront commission expense over the life of the policy. Other product enhancements are planned, including systematic withdrawal of income, enhanced partial withdrawal capability and waiver of penalties for hospital or nursing home confinement. It is generally considered important to offer a wide range of investment choices, and with the new Vantage annuity processing system in place in 1994, we will be able to consider adding even more investment options.

Quality service to our field distribution and policyowners has long been a key to successful sales and persistent relationships in our annuity businesses. As we go forward, all associates involved in annuity sales and service are committed to achieving continuous improvements in our service levels.
                            PAYROLL DEDUCTION & GROUP LIFE


In 1993 we enjoyed continued success in the payroll deduction market and reassessed our position in the group life arena. Payroll deduction sales increased 19 percent as compared to 1992, accounting for $10.7 million in new premium. This increase was largely due to the introduction of a new marketing concept - Dimension - that combines our voluntary payroll deduction program with traditional group insurance. We introduced the Dimension program on a limited basis in the second quarter, enabling us to refine administrative systems and marketing techniques before releasing it nationwide. The favorable response that we received from agents and clients suggests that the program will be extremely successful in 1994 and will lead to continued growth of payroll deduction life sales.

Payroll Deduction Line

Sales in our companion product lines, which include cancer supplements, voluntary term life insurance and voluntary disability, increased moderately in 1993. We will continue to use underwriting discretion with these products and will maintain the appropriate ratio of new life insurance premium to ancillary product premium. Since its introduction, our ancillary product line has experienced satisfactory claims results. More importantly, offering these products has bolstered our recruiting efforts and generated increased payroll deduction life sales.

We are expanding our product portfolio in 1994 to include a participating whole life product and an accidental death and dismemberment policy. Our introduction of par whole life fills an important niche in the payroll deduction market. While universal life is still the dominant product, the declining interest rate environment has refocused our customers' attention on the guarantees offered by whole life.

We completed detailed profit studies of all of our payroll deduction products in 1993. Based on these studies, we have formulated a plan to increase the company's profitability by modifying our current product line and introducing simplified underwriting to some of our guaranteed issue business. These changes are being implemented in 1994.

Group Line

In our group line, mortality experience continued to be higher than expected. This poor experience is linked primarily to a disproportionate percentage of older-aged employees that was not contemplated when certain significant cases were priced. Two large cases with poor claims experience elected to transfer their policies to other carriers rather than face the substantial rate increases that we required. In addition, we are raising premiums sharply where warranted by experience, have terminated unprofitable cases, and are only soliciting new business in cases that meet our profitability targets.

Capitalizing on Existing Business

Our operations area has developed two innovative programs - Dollar Plus and a new re-enrollment package - designed to significantly increase new premium income with minimal administrative costs. Dollar Plus is a program that allows clients to increase their coverage annually by a dollar a week for a five-year period. This was our single most successful program of 1993. Over 60 percent of the participants applied for Dollar Plus at new enrollments and over 35 percent at re-enrollments.

Additionally, the operations area developed a re-enrollment program, which will be available for use in 1994. This program notifies agents of annual re-enrollments and provides them with a complete kit including a letter, report, illustration software and a disk with census information. These materials allow agents to produce new proposals quickly and easily on an annual basis, and prompts clients to consider increasing coverage.

Both programs provide a source for new premium from our existing client base and should stimulate sales growth in 1994.

Providing Excellent Service

As part of our quality management program, our staff constantly surveys payroll centers, policyholders and agents to identify areas in need of improvement. We have received a rating of "good" or "excellent" from 75 percent of the survey respondents, which is extremely gratifying.

Our broad-based product portfolio, strong marketing support programs and excellent service in our operations areas form the foundation for this division's strong position in the payroll deduction market. This foundation will allow us to capitalize on this market's expected future growth.

                                                  FINANCIAL SUMMARY

                            (Amounts in thousands except per share data and percentages)

                                        1993         1992            1991           1990       1989
For the year ended December 31:
Premiums collected:
      Life and health insurance        $224,528    $216,064        $254,560       $196,001    $184,135
      Annuities                         192,818     208,931         275,423        191,867     163,914
      Total premiums collected          417,346     424,995         529,983        387,868     348,049

Insurance policy income                 191,239     177,124         208,381        150,416     144,245
Net investment income                   197,891     188,063         173,642        149,617     129,654
Realized investment gains (1)             8,272       1,432           1,358            558       9,454
Total revenues                          417,538     378,787         393,305        313,240     296,323

Income (loss) from continuing
 operations (2)                          23,580     (36,231)        (10,484)        19,356      23,966

Net income (loss)                        23,580     (56,013)         11,236         24,684      31,256

Annualized new premiums written:
      Individual life insurance          26,178      25,335          30,125         35,035      34,002
      Group life insurance                1,434       1,746          13,266          8,316      12,911

Gross investment yield                     8.35%       8.71%           9.29%          9.32%       9.70%

Return on average equity                   8.90%     (18.10)%          3.50%          7.90%      10.60%

As of December 31:
Invested assets                      $2,522,953  $2,309,238      $2,099,758     $1,726,569  $1,543,354
Total assets                          3,412,095   3,193,641       2,936,725      2,717,905   2,479,739
Long-term debt                           96,050      96,050          96,050         96,050      97,750
Shareholders' equity                    275,822     253,947         320,537        317,521     306,797

Life insurance in force              53,589,039  52,306,729      51,955,975     44,103,604  41,323,197

Average shares outstanding:
Primary                                  10,756      10,756          10,777         10,826      10,879
Fully diluted                            14,116      14,116          14,137         14,224      12,227

Per common share:
Income (loss) from continuing
 operations:
Primary                                   $2.19      $(3.37)         $(0.98)         $1.79       $2.20
Fully diluted                              2.04       (3.37)          (0.98)          1.74        2.14

Net income (loss):
Primary                                    2.19       (5.21)           1.04           2.28        2.87
Fully diluted                              2.04       (5.21)           1.04           2.11        2.74

Dividends paid                             0.24        1.00            1.00           1.00        1.00

Book value                                25.63       23.61           29.80          29.44       28.27

Closing stock price                      16 5/8          18          18 1/2         15 7/8      23 5/8

(1)   Including the effect of accelerated amortization of deferred acquisition costs and present value of future profits caused by realization of investment gains, in the amount of $6.4 million in 1993, $4 million in 1992,
$1 million in 1991 and zero for prior years, which amortization is included in the total reported amortization of deferred acquisition costs.

(2)   Before cumulative effect of accounting changes in 1992.

                                   FINANCIAL REVIEW

We present below management's discussion and analysis of USLICO's financial condition and results of operations as of and for the three years ended December 31, 1993.

Results of Operations

Net Income (Loss). 1993 resulted in net income of $23.6 million or $2.04 per common share (fully diluted) compared to a net loss of $56.0 million or $5.21 per common share in 1992 and net income of $11.2 million or $1.04 per common share in 1991. A number of significant items that do not represent regular, recurring operations affected these results.

                                          Summary Financial Information
                                                  (in millions)

                                           1993         1992       1991
Life insurance operations
 (pre-tax)                                $28.0         $23.2      $33.5
Realized investment gains*                  8.3           1.4        1.4
Interest expense                           (8.0)         (8.1)      (8.1)
Federal income tax                         (9.8)         (4.8)      (8.7)

                                           18.5          11.7       18.1
Special items (net of tax):
Accounting changes                           -           (9.8)       -
Discontinued operations                      -          (10.0)      21.7
Liberian investment and ship
 registry business                         11.8           -         (7.2)
Restructuring and other charges              -          (45.9)       -
Group health business                      (5.1)         (2.0)     (21.4)
Tax rate increase                          (1.6)          -          -

Net Income (Loss)                         $23.6        $(56.0)     $11.2


* Net of deferred acquisition cost amortization and amortization of present value of future profits of $6.4 million, $4 million and $1 million, respectively.

Excluding the special items, 1993 earnings improved 58 percent to $18.5 million compared to $11.7 million in 1992. As discussed more fully below, the improved earnings resulted primarily from higher realized investment gains and from increased investment spreads representing the excess of net investment income over amounts credited to policyholders.

In 1992, earnings from life insurance operations (pre-tax) declined $10.3 million compared to 1991. As discussed below, the most significant adverse items other than the special items listed above affecting 1992 earnings were higher costs associated with severance benefits, new computer systems development, and mortality; reduced deferral of acquisition costs; and increased amortization of previously deferred acquisition costs.

Special Items

Accounting Changes. Effective January 1, 1992, the company adopted Statement of Financial Accounting Standards No. 109, a new accounting standard for deferred income taxes. The cumulative effect of changing to the new accounting standard was $9.5 million of additional income tax expense in 1992. See Note 4 of Notes to Consolidated Financial Statements for additional information regarding this item.

Additionally, the company adopted Financial Accounting Standards Board Statement 106 (Accounting for Postretirement Benefits other than
Pensions) effective January 1, 1992, which resulted in a charge of $0.3 million (net of tax).

Discontinued Operations. In 1992, the company wrote off its remaining investment in The Northeastern Insurance Company of Hartford, which amounted to $15 million ($10 million net of tax). Northeastern was a property-casualty reinsurer that had been a discontinued operation in reserve run-off since 1986. Based on developments in late 1992, actuarial estimates of the ultimate claim costs and length of the payout period for the run-off of Northeastern's environmental and asbestosis claims worsened. While management believed that Northeastern had sufficient assets to meet its liabilities as they came due over time, it was probable that the investment in Northeastern would not be recoverable after taking into account uncertainties regarding future investment rates of return, loss payment patterns and possible regulatory action. The company had provided $12 million (net of tax) in 1991 for adverse development in Northeastern's loss reserves.

In 1993, the company concluded the voluntary commutation of substantially all of the reinsurance liabilities assumed by Northeastern. In this connection, Northeastern distributed substantially all of its assets to the insurance companies from whom it had assumed business in return for agreements from those companies to release Northeastern from its obligations to them. As of December 31, 1993, Northeastern's capital and surplus amounted to approximately $0.3 million, and it surrendered its insurance licenses and charter in early 1994. This transaction produced no gain or loss for USLICO.

The company sold its three primary property-casualty insurance subsidiaries in 1991 for a net after-tax gain of $34.6 million. These subsidiaries contributed a net loss of $0.9 million in 1991, prior to their sale.

Liberian Investment and Ship Registry Business. USLICO owned the majority shareholder of The International Trust Company of Liberia (ITC) from 1985 to 1993. ITC operates a banking business in Liberia and administers Liberia's maritime program. In 1988, as a result of uncertainty regarding control of ITC and the ultimate realization of further profits from Liberia, USLICO suspended recognition of earnings from ITC and affiliated subsidiaries, and USLICO's investment in ITC was recorded on a deconsolidated, cost basis. Civil war broke out in Liberia during 1989, and the country's political situation has been unstable ever since.

During 1991, the political situation evolved into a stalemate condition with no substantial prospects for settlement in the foreseeable future. Given that development, the company reassessed the net recoverable value of its investment and determined, as a result of this further uncertainty regarding Liberia, that it would be prudent to write off the net remaining carrying value of $7.2 million.

In 1993, USLICO sold ITC, the ship registry and maritime services business, and the related offshore corporate formation and registry business. The company realized an after-tax gain of approximately $10.9 million or $1.01 per share on the sale. The gain was comprised of $2.1 million of net proceeds from the sale in excess of net book value and $8.8 million of previously unrecognized tax benefits arising from prior years' operations that will be realized as a result of the sale. In addition to the gain on sale, income of $0.9 million, net of tax, was recognized prior to the sale, representing a dividend from the ship registry subsidiary.

Restructuring and Other Charges. In the fourth quarter of 1992, management took restructuring and other charges totaling $45.9 million (net of tax). These charges are comprised of write-off of goodwill, $19.4 million; write-off of deferred acquisition costs, $19.9 million; and other charges, $6.6 million.

The company wrote off all remaining goodwill related to the acquisitions of United Olympic Life Insurance Company and Provident Life Insurance Company, which were acquired in 1984 and 1982, respectively. Both of these companies merged into United Services Life Insurance Company during 1992. As a result of the mergers, it is management's opinion that the goodwill had no continuing value due to the elimination of the separate insurance company products, charters, licenses and independent status.

Reorganization and reassessment of the life insurance lines of business resulted in a writedown of deferred policy acquisition costs of $30.2 million ($19.9 million net of tax). Consistent with a new internal management structure and market focus instituted at the end of 1992, the company employed an increased number of separate product lines for deferred acquisition cost recoverability testing. In addition, certain actuarial assumptions regarding future experience were modified to reflect the results of product profitability studies completed during the year. These changes resulted in amortization adjustments and nonrecoverable deferred costs for certain product lines.

Other 1992 charges (net of tax) consisted of additional reserves for participating policies of $3.3 million and for future guaranty fund assessments of $2.5 million, and charges of $0.8 million due to changes in the useful lives for amortization of computer software.

Group Health Business. The company incurred a net after-tax loss of $5.1 million in 1993, $2.0 million in 1992 and $21.4 million in 1991 from group health insurance business sold and administered by an independent third-party administrator. The total 1991 loss recognized on this business, which was canceled in early 1992, included a provision for management's estimate of probable future losses and expenses related to termination and claims run-off. $2.0 million (net of tax) was added to the loss reserve in 1992, and $5.1 million was added in 1993. Both of these additional provisions were primarily to cover legal fees and other litigation costs that were incurred during those years, including the establishment of reserves for the estimated costs of concluding the litigation remaining open at the end of 1993.

Life Insurance Operations

Premiums and Other Considerations (insurance policy income) totaled $191 million in 1993, $177 million in 1992, and $208 million in 1991. The primary reason for the increase from 1992 to 1993 was the increase in total life insurance and annuity business in force. The primary reason for the decrease from 1991 to 1992 was the changing status of the group health business referred to above. Total accident and health premiums, included in Premiums and Other Considerations, decreased from $56 million in 1991 to $19 million in 1992 and $14 million in 1993.

As discussed in previous reports, the third-party group health business was 100 percent reinsured through December 31, 1990, which meant that USLICO reported no net premium from this block of business. Effective January 1, 1991, USLICO assumed the underwriting risk on 74 percent of the business and, therefore, reported the related premium income. The company canceled this business in early 1992, causing the decrease in reported premium for 1992 as compared to 1991.

Net Investment Income, which represents the gross interest and other income earned on invested assets minus investment expenses, totaled $198 million in 1993, $188 million in 1992 and $174 million in 1991. Growth in total invested assets has produced increased net investment income despite declining gross investment yields. Total invested assets have increased from $1.7 billion at year-end 1990 to $2.1 billion at year-end 1991, $2.3 billion at December 31, 1992, and $2.5 billion at December 31, 1993, while gross investment yield has declined from 9.29 percent in 1991 to 8.71 percent for 1992 and 8.35 percent for 1993. A substantial portion of the investment income earned by the company is subsequently credited to the account values of life insurance and annuity policies, as discussed below. More information regarding the company's investments is contained later in the Financial Condition and Liquidity section of this report.

Realized Investment Gains represent the net gains and losses realized on the sale or call of fixed maturity and equity investments, as well as loan loss reserves provided on mortgage loans. The effect of realized gains on net income is shown in the following table (in millions):

                                    1993        1992         1991

Realized investment gains           $14.7       $5.4         $2.4

Amortization of deferred
 acquisition costs and present
 value of future profits             (6.4)      (4.0)        (1.0)

Net                                   8.3        1.4          1.4
Federal income tax                   (2.9)      (0.5)        (0.5)

Net realized investment gains        $5.4       $0.9         $0.9



The realized gains on the first line above are the gains reported in the Consolidated Statements of Income. Most of the gains represent accelerated recognition of part of the future profits on in-force business. As a result, amortization of deferred acquisition costs and present value of future profits is accelerated accordingly.

Other Income, which totaled $12 million in 1993, $8 million in 1992 and $9 million in 1991, consists primarily of commissions and allowances on ceded reinsurance and miscellaneous commission income earned by USLICO's broker-dealer and insurance agency.

Death, Surrender and Other Benefits totaled $139 million in 1993, $143 million in 1992 and $176 million in 1991. Total benefits decreased by $33 million from 1991 to 1992 because of a decrease of $39 million in group health benefits, resulting from cancellation of the health business described above. Death claims increased $5 million from 1991 to 1992 and increased $15 million from 1992 to 1993. The increase for both years occurred in the group and individual life lines of business.

For the years 1993, 1992 and 1991, death claims resulting from AIDS as a percentage of total incurred death claims (statutory basis) were 4.9 percent, 4.3 percent, and 5.3 percent, respectively. In 1992, in response to this AIDS-related mortality experience, the company lowered the level of life insurance it would provide without requiring a blood test for the HIV virus.

Increase in Policy Reserves, which represents primarily the fund interest credited to the cash values of universal life-type policies, totaled $122 million in 1993, $118 million in 1992 and $107 million in 1991. Total fund interest was $110 million in 1993, $108 million in 1992 and $98 million in 1991. The reserve increases for 1992 and 1991 include extra reserves for mortality on term conversions in the amount of $3.2 million and $1 million, respectively, with no similar extra reserves in 1993.

Amortization of Deferred Policy Acquisition Costs totaled $41 million in 1993, $31 million in 1992, and $20 million in 1991. This amortization represents the income statement recognition of a portion of the costs related to the sale of new business. Sales expenses, primarily commissions and marketing costs, are capitalized as part of Deferred Policy Acquisition Costs in the year of the sale and are amortized against the income produced by the insurance policies subsequent to their sale. The increase in amortization of $10 million in 1993 compared to 1992, and the increase of $11 million from 1991 to 1992 include additional amortization due to realized gains on the sales and calls of bonds of $3 million and $2.6 million, respectively, compared to prior years. The level of amortization for all three years also is affected primarily by growth of the business in force.

Interest Expense, which totaled $8 million in each of the years 1993, 1992 and 1991, consists of the interest incurred on the 8 percent debentures sold in 1986 and the 8-1/2 percent debentures sold in 1989.

General Expenses totaled $52 million in 1993, $44 million in 1992 and $37 million in 1991. The increase of $8 million in general expenses from 1992 to 1993 resulted primarily from an increase of $4.4 million in legal fees related to the group health business described above and from a decrease of $4 million in expenses deferred as policy acquisition costs. The increase of $7 million in general expenses from 1991 to 1992 resulted primarily from severance pay and related benefits totaling $1.8 million; increased software amortization totaling $1.2 million; increased expenses of $1.1 million associated with computer system development; and a decrease of $4 million in expenses that were deferred as policy acquisition costs.

Commissions, Premium Taxes and Fees, which consist primarily of premium taxes and commissions that are not deferred as acquisition costs, totaled $31 million in 1993, $31 million in 1992 and $50 million in 1991. The change from 1991 to 1992 resulted primarily from the group health business, for which commissions decreased by $19 million from 1991 to 1992, due to cancellation of the business.

Income Taxes (Benefit) totaled $0.2 million, $(8.9) million and $(2.3) million for 1993, 1992 and 1991, respectively. The taxes or benefit relate to the pre-tax operating income or loss for each year as described in Note 4 of Notes to Consolidated Financial Statements. Taxes were minimal in 1993 due to an $8.8 million tax benefit realized on the sale of the Liberian ship registry.

Financial Condition and Liquidity

Premiums from insurance products and investment income earned on the invested asset base provide the primary source of liquidity at the operating company level. Consolidated funds provided by operating activities for 1993, 1992 and 1991 were $201 million, $189 million and $283 million, respectively. Funds provided by operations decreased from 1991 to 1992 primarily because annuity premiums collected decreased by $78 million from 1991 to 1992. The changes from 1992 to 1993 reflect improved earnings and a further decline in annuity premiums. Cash and short-term investments are maintained to meet operating expense needs and to pay policyholder benefits. All significant amounts of cash, short-term cash equivalents and long-term invested assets are held at the operating company level.

The ability of life insurance companies to pay benefits under the financial contracts made with their policyholders is directly related to the integrity, credit quality and liquidity of their assets. USLICO's investment policies have consistently emphasized diversification of risk, creditworthiness and adequate liquidity to meet all operating requirements.

The holding company's recurring source of funds is primarily dependent upon dividends and management fees from the operating companies. Additionally, proceeds from the sale of the company's three primary property-casualty subsidiaries in the third quarter of 1991 provided $96.5 million to the holding company, of which $85 million remained after taxes and related expenses. The holding company in turn contributed $65 million to the life insurance subsidiaries to support their future growth. Dividends from United Services Life amounting to $9.0 million and $4.5 million, respectively, provided the other major sources of funds at the holding company during 1992 and 1991.

The life subsidiaries experienced low statutory earnings levels during 1992, which restricted their capacity to pay dividends to the holding company during 1993. In recognition of reduced availability of funds at the holding company and of the insurance companies' need to retain capital to support growth, the board of directors reduced the dividend to shareholders from a $1.00 annual rate to a $0.24 annual rate in January 1993. At the new shareholder dividend rate, the holding company's annual use of funds was reduced by $8.2 million.

During 1993, United Services Life paid no dividends to the holding company. Its primary sources of funds consisted of management fees, dividends from non-insurance subsidiaries and proceeds from the sale of the maritime services businesses. The primary uses of funds were interest expense, dividends to shareholders and the full payment of USLICO Corporation's note payable amounting to $10.5 million to Northeastern. At December 31, 1993, the holding company had net working capital of $5.9 million.

Projections for the next several years indicate that USLICO Corporation's sources of funds other than dividends from its life insurance subsidiaries will be sufficient to meet its needs. To provide flexibility in managing variations in the timing of cash flows, the holding company arranged a $10 million line of credit in the first quarter of 1994.

At the operating company level, invested assets are of high quality and have not suffered from the credit problems experienced by some insurance companies. USLICO's commitment to quality and the diversification and performance of the bond and commercial mortgage portfolios are described below.

Investment Income and Assets

Net investment income increased 5.2 percent to $198 million for 1993 versus $188 million for 1992. Gross pre-tax yield on an annualized basis was 8.35 percent for 1993 down from 8.71 percent in 1992. The continued decline in interest rates has resulted in new money and proceeds from bonds called being reinvested at lower rates. Credited rates on interest-sensitive insurance products have been reduced with the decline in portfolio rates to enhance profitability from these products.

Bonds

Bonds represent 79 percent of the total consolidated investment asset base. At year-end 1993, 97.7 percent of the bond portfolio carried investment grade ratings. Holdings in below investment-grade bonds totaled $46 million or only 2.3 percent. This is well within the company's 5 percent investment guideline and continues to represent corporate bonds of quality superior to that of the high-yield market as a whole. At year-end 1993, all holdings were current as to principal and interest payments. The market value of the long-term portfolios stood at 106 percent of amortized cost for a net unrealized gain of $129 million.

All fixed income investments are managed internally and sales are executed primarily to remove deteriorating credits or to adjust for changes in asset duration, which impact asset-liability management objectives. As described in Note 1 of Notes to Consolidated Financial Statements, the company plans to change its method of accounting for fixed maturity investments effective January 1, 1994, in accordance with new Statement of Financial Accounting Standards No. 115. As a result, certain fixed maturity investments will be classified as available for sale and carried at current market value. Changes in carrying value for such securities will be reflected in shareholders' equity, net of related income taxes and other adjustments.

During 1993 and 1992, interest rates declined to levels that offered mortgage holders and bond issuers an opportunity to refinance their high coupon debt. As a result, $298 million in 1993 and $187 million in 1992 were called for redemption, producing realized gains of $8.8 million in 1993 and $7 million in 1992.

In order to increase future call protection, funds were reinvested to a greater degree in non-callable corporate bonds and structured collateralized mortgage obligations without sacrificing quality and liquidity. This will lessen overall interest-rate sensitivity, thereby fostering more predictable levels of investment income.

Mortgages and Real Estate

On a consolidated basis, mortgage loans committed during 1993 totaled $36 million as compared to $23 million in 1992. Rates on commercial mortgage loans are higher than those available in the public bond market and USLICO's investment strategy continues to include mortgage loans in the portfolios to increase the overall yield on life company assets. Another attractive characteristic is that a significant number of USLICO's mortgage loans have prepayment penalties. Since mortgages represent only 14 percent of the investment portfolio, yield enhancement is achieved without materially affecting overall portfolio liquidity. The mortgage portfolios of the life companies have an estimated fair value approximately $27 million in excess of carrying value at year-end 1993.

As a matter of policy, mortgage loans are held until maturity.
Therefore, future yields in the mortgage portfolio are not expected to be materially different from historical average yields. More than 65 percent of mortgage loans are on property located in California, Oregon and Washington; more than 29 percent of mortgages are on property located in Maryland and Virginia; and the remainder are on property located in 20 other states. Approximately 55 percent of outstanding loan balances are on warehouse properties and 30 percent are on office buildings. The average commercial mortgage loan balance is $1.1 million.

USLICO's conservative loan underwriting policies have resulted in mortgage delinquency rates that have been on average 74 percent below the industry rates during the past five years. Stated as a dollar percentage, USLICO's 60-day delinquency rate at the end of 1993 was 2.89 percent compared to the most recently published life insurance industry average of 4.38 percent.

During 1993, 1992 and 1991, $1.6 million, $1.8 million and $0.5 million, respectively, of mortgage loans (net of reserves) were foreclosed and added to investment in real estate. The book value of all real estate acquired through foreclosure at year-end 1993 was $2.8 million. In keeping with USLICO's conservative approach, the company has established specific loan loss reserves of $4.8 million, and general loan loss reserves of $4 million. This represents 2.5 percent of the consolidated mortgage loan portfolio, and 36 percent of loans delinquent more than 60 days plus restructured loans.

USLICO's direct real estate holdings represent less than 1 percent of the total invested asset base. The largest real estate assets are two home office buildings, substantially all of which are occupied by its life insurance subsidiaries.

Asset/Liability Matching

The operating companies sell many interest-sensitive products that contain surrender charges which are designed to lengthen the expected life of the liabilities related to these products. Approximately $2.1 billion, or 70 percent, of the consolidated life company liabilities are of this nature.

The company's investment management practices give consideration not only to investment quality, diversification, return and liquidity but also recognize appropriate cash flow characteristics of assets purchased, and match them as closely as possible with the structure of the interest-sensitive liabilities. A continuous review process ensures that asset maturity and duration are rebalanced as the related liabilities change. Short-term liquidity is monitored daily for each of the operating companies, and the consolidated position at year-end 1993 totaled $37.8 million in cash and short-term investments. Management believes that the asset/liability matching practices and review process protect the companies from most of the adverse results associated with changes in interest rates. As a part of this discipline, the company conducts computer simulations which model its fixed-maturity assets and liabilities under stress-test interest rate scenarios. Based on assumptions as to future interest rates and expenses, the company seeks to achieve a desired spread between what it earns on assets and what it pays on liabilities. These procedures, in combination with available cash and short-term investments and the excellent marketability of the bond portfolios, provide sufficient liquidity to meet all policyholder obligations under the various insurance contracts when due.

Common Stock Repurchases

In 1987, USLICO's board approved the repurchase of up to 10 percent of the then outstanding common stock, which represented a maximum buy-back of 1,125,000 shares. Through 1991, a total of 722,981 shares had been repurchased at an average cost per share of $21.33. No repurchases were made during 1992 and 1993, and USLICO's management does not foresee making additional stock repurchases in the near future.

                           CONSOLIDATED STATEMENTS OF INCOME

                                Year Ended December 31
                                    (In thousands)

                                                  1993         1992        1991
Revenues
  Premiums and other considerations             $191,239     $177,124     $208,381
  Net investment income (Note 3)                 197,891      188,063      173,642
  Realized investment gains (Note 3)              14,717        5,432        2,376
  Other income                                    11,577        8,168        8,906
  Gain on ship registry sale                       2,114         -            -
                                                 -------      -------      -------
      Total revenues                             417,538      378,787      393,305


Benefits and Expenses
  Death, surrender and other benefits            138,858      143,199      176,321
  Increase in policy reserves                    121,908      117,992      107,013
  Amortization of deferred policy
   acquisition costs                              41,131       30,552       20,438
  Interest expense                                 8,017        8,103        8,129
  General expenses                                52,380       43,746       36,948
  Commissions, premium taxes and fees             31,473       30,754       50,039
  Restructuring charges (Note 10)                   -          49,580         -
                                                 -------      -------      ------
      Total benefits and expenses                393,767      423,926      398,888

OPERATING INCOME (LOSS) BEFORE
 INCOME TAXES                                     23,771      (45,139)      (5,583)
Income taxes (benefit) (Note 4)                      191       (8,908)      (2,288)
                                                  ------       ------        -----
Income (loss) after income taxes                  23,580      (36,231)      (3,295)
Write-down of foreign investment
 (Note 2)                                           -            -          (7,189)
                                                  ------        ------       ------
Operating income (loss) before
 discontinued operations and
 cumulative effect of accounting
 changes                                          23,580      (36,231)     (10,484)
Discontinued property and casualty
 operations (Note 2):
  Subsidiaries sold in 1991:
      Loss prior to sale, net of tax                -            -            (916)
      Gain on sale, net of tax                      -            -          34,636
  Write-down of investment in reinsurance
   business, net of tax                             -          (9,954)     (12,000)
                                                  ------       ------       ------
Income (loss) before cumulative effect
 of accounting changes                            23,580      (46,185)      11,236
Cumulative effect of accounting changes
 (Notes 1 and 4)                                    -          (9,828)        -
                                                  ------       ------       ------
  NET INCOME (LOSS)                              $23,580     $(56,013)     $11,236


Net Income Per Share
  Primary
      Operating income (loss)                      $2.19       $(3.37)      $(0.98)
      Discontinued operations                       -            (.93)        2.02
      Cumulative effect of accounting
       changes                                      -            (.91)         -
                                                    ----         ----         ----
            Net income (loss)                      $2.19       $(5.21)       $1.04



  Fully Diluted
      Operating income (loss)                      $2.04       $(3.37)      $(0.98)
      Discontinued operations                       -            (.93)        2.02
      Cumulative effect of accounting
       changes                                      -            (.91)         -
                                                    ----         ----         ----
            Net income (loss)                      $2.04       $(5.21)       $1.04

See accompanying notes to consolidated financial statements.

                             CONSOLIDATED BALANCE SHEETS

                                   As of December 31
                                    (In thousands)

                                                         1993               1992
Assets
Investments (Note 3):
Fixed maturities, at amortized cost
 (market: 1993-$2,123,975 ; 1992-$1,798,061)           $1,994,934        $1,711,500
Equity securities, at market
 (cost: 1993-$5,647; 1992-$9,167)                           5,623             8,638
Mortgage loans                                            341,713           370,507
Policy loans                                              129,152           128,351
Short-term investments                                     31,108            68,356
Other long-term investments                                20,423            21,886
                                                        ---------         ---------
  Total investments                                     2,522,953         2,309,238

Cash                                                        6,689             9,366
Premiums and accounts receivable                           13,938             5,667
Due from reinsurers                                        51,139            56,037
Deferred policy acquisition costs                         389,439           386,893
Real estate occupied by company                             7,188             7,174
Accrued investment income                                  40,209            38,734
Federal income tax receivable                              14,910             6,094
Other assets                                               33,632            48,518
Separate account assets                                   330,764           282,117
Discontinued property and casualty
 operations (Note 2)                                        1,234            43,803
                                                        ---------         ---------
  Total assets                                         $3,412,095        $3,193,641


Liabilities and Shareholders' Equity
Policy reserves                                        $2,489,611        $2,287,483
Unpaid claims and other policyholder
 liabilities                                               67,367            69,091
Deferred revenue liability                                 46,464            47,038
Other liabilities                                          55,356            69,425
Convertible subordinated debentures (Note 5)               96,050            96,050
Federal income taxes (Note 4)                              55,696            50,799
Separate account liabilities                              324,495           276,005
Discontinued property and casualty operations
 (Note 2)                                                   1,234            43,803
                                                        ---------         ---------
  Total liabilities                                     3,136,273         2,939,694
Commitments and contingencies (Notes 7 and 9)

Shareholders' Equity (Note 6):
Common stock                                               14,460            14,455
Additional paid-in capital                                159,710           159,637
Net unrealized investment gains (Note 3)                    2,544             1,795
Foreign currency translation adjustments                   (1,600)           (1,650)
Retained earnings                                         196,499           175,501
Treasury stock                                            (95,791)          (95,791)
                                                          -------           -------
Total shareholders' equity                                275,822           253,947
                                                        ---------         ---------
Total liabilities and shareholders' equity             $3,412,095        $3,193,641

See accompanying notes to consolidated financial statements.

                         CONSOLIDATED STATEMENTS OF CASH FLOWS

                                Year Ended December 31
                                    (In thousands)

                                                   1993         1992       1991
Operating Activities:
  Net income (loss)                               $23,580     $(56,013)   $11,236
  Adjustments to reconcile net income to
   net cash provided by operating activities:
      Increase in policy reserves                 202,128      244,272    313,675
      Decrease (increase) in deferred
       policy acquisition costs                    (2,546)       6,861    (44,077)
      Other                                       (22,222)      (6,201)     1,842
                                                  -------      -------    -------
            Net cash provided by
             operating activities                 200,940      188,919    282,676


Investing Activities:
  Sale of fixed maturities                         51,135      115,874    103,261
  Maturity and call of fixed maturities           442,502      299,685     84,600
  Sale of equity securities                        10,157       40,540     19,643
  Sale of subsidiaries                              3,787          250     96,500
  Purchases of long-term investments             (736,462)    (643,399)  (549,425)
  Other                                               566        1,072     (4,275)
                                                  -------      -------    -------
            Net cash used in
             investing activities                (228,315)    (185,978)  (249,696)


Financing Activities:
  Cash dividends to shareholders                   (2,582)     (10,756)   (10,779)
  Other                                            (9,699)         (17)    (3,753)
                                                   ------       -------    -------
            Net cash used in financing
             activities                           (12,281)     (10,773)   (14,532)
      Effect of exchange rate changes                (269)        (480)    (1,106)
                                                   ------        -----     ------
            Net increase (decrease) in cash
             and cash equivalents                 (39,925)      (8,312)    17,342


Balance of Cash and Cash Equivalents:
  Balance at beginning of year:
            Cash                                    9,366        8,742      9,036
            Short-term investments
             purchased with maturities
             of three months or less               68,356       77,292     59,656
                                                   ------       ------     ------
                                                   77,722       86,034     68,692
  Balance at end of year:
            Cash                                    6,689        9,366      8,742
            Short-term investments
             purchased with maturities
             of three months or less               31,108       68,356     77,292
                                                   ------       ------     ------
                                                  $37,797      $77,722    $86,034

See accompanying notes to consolidated financial statements.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant Accounting Policies

Basis of Presentation. The consolidated financial statements are prepared in accordance with generally accepted accounting principles
(GAAP) and include USLICO Corporation and its subsidiaries (USLICO).

USLICO's insurance subsidiaries file financial statements with state regulatory authorities using statutory accounting practices, which differ from GAAP. The combined statutory net income and shareholders' equity of the life insurance subsidiaries are as follows:

                                1993        1992          1991
                                       (in thousands)
Net income (loss)              $11,036     $(3,672)     $(4,386)
Shareholders' equity          $126,060    $116,776     $143,240

The excess of the shareholders' equity of the insurance subsidiaries on a GAAP basis over that determined on a statutory basis is not available for distribution to shareholders.

Principles of Consolidation. The financial statements include the accounts of USLICO on a consolidated basis. Discontinued property and casualty operations are carried on a one-line basis (Note 2). The results of all significant intercompany transactions have been eliminated. Certain reclassifications have been made to prior-year financial statements to conform to the 1993 presentation.

Recognition of Policy Revenue and Related Expenses varies depending upon the type of insurance product. For traditional life products with fixed and guaranteed premiums and benefits, such as whole life and term insurance policies, premiums are recognized when due. Benefits and other expenses for these products are associated with earned premiums and other sources of earnings so as to result in recognition of profits over the premium-paying period of the contracts. This association is accomplished by means of the provision for liabilities for future benefits (policy reserves), the deferral and amortization of policy acquisition costs and the recognition of unearned premiums and unpaid claims.

Universal life-type products consist of universal life, other interest-sensitive life insurance policies and annuities. Each of these products has a stated account balance that is credited with policyholder premiums and interest. Assessments are made against the account balance for mortality charges, surrender charges and expenses. The amounts credited to and assessed against the account balance generally are not fixed but may be subject to certain limits.

Premiums collected on universal life-type policies are reported as deposits to the policyholder account balance and not as revenue to USLICO. Revenue to USLICO consists of the assessments for mortality costs, surrenders and expenses, which are reported in the Consolidated Statements of Income as premiums and other considerations. Additionally, the excess of earned investment income over the interest credited to the policyholder account balances is a significant source of income to USLICO.

Benefits and other expenses for universal life-type policies are recognized over the period of time during which income is earned on the policies. This matching of expenses with income is accomplished by means of the deferral and amortization of policy acquisition costs and deferred revenues.

Policy Reserves. The liability for policy reserves on traditional products has been computed primarily on the net level premium method using estimated future investment yields, withdrawals, mortality and other assumptions based upon USLICO's experience as adjusted to provide for risk of possible adverse deviation from the assumptions where appropriate. Reserves for universal life-type products are based on the accumulated contract values. Interest rate assumptions for all products ranged from 2.5 percent to 9.25 percent at December 31, 1993.

Deferred Revenue Liability consists of the unamortized portion of front-end loads associated with certain universal life-type policies. These amounts represent compensation to USLICO for services to be provided in future periods and are recognized in income over the period during which income is earned on the policies. This recognition is determined using the same assumptions that are used in the amortization of deferred policy acquisition costs.

Deferred Policy Acquisition Costs. The costs of acquiring new business (principally sales commissions and marketing expenses), which vary with and are directly related to the production of new business, have not been charged to expense when incurred.

For traditional life products, such expenses have been deferred and are amortized over the premium-paying period of the related policies in proportion to the ratio of annual premium revenue to total anticipated premium revenue, using the same assumptions that are used to compute policy reserves.

For universal life-type products, the deferred expenses are amortized in proportion to the ratio of USLICO's annual earnings on the contracts (including realized investment gains) to total anticipated contract earnings. Amortization is determined using assumptions as to investment spread, withdrawals, mortality and expenses based on USLICO's experience. If it is determined that future experience will likely differ significantly from that which was previously assumed, the estimates are revised.

The balance of deferred policy acquisition costs includes the unamortized value of purchased in-force insurance business at December 31, 1993 and 1992, which was $6.5 million and $11.7 million, respectively. Amortization of this value, included with the amortization of deferred policy acquisition costs, for the years ended December 31, 1993, 1992 and 1991, respectively, was $5.2 million, $2.3 million and $2.6 million.

Foreign Currency Translation Adjustments. All assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates, and revenue and expenses at average rates for the year. The resulting translation adjustment is reflected as a separate component of shareholders' equity.

Investments. Fixed maturity investments, primarily consisting of publicly traded bonds, are classified at the time of purchase. If USLICO has the intent and ability at the time of purchase to hold securities until maturity, they are classified as held-to-maturity investments and carried at cost adjusted for accrual of discount and amortization of premium. At December 31, 1993, all fixed maturity investments were classified as held-to-maturity and carried at amortized cost.

Effective January 1, 1994, in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, fixed maturity investments that may not be held to maturity will be classified as available for sale and carried at current market value. Financial statements for prior periods will not be restated. Changes in carrying value for such securities will be reflected in shareholders' equity, net of related income taxes and other adjustments. Securities available for sale will include securities that management may sell as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates and other factors. The company has not yet determined the effect of this new accounting standard on its financial statements.

Equity securities, consisting primarily of nonredeemable preferred stocks, are carried at current market value. The market value of publicly traded issues is based upon quoted market prices on the balance sheet date. Market value of issues not publicly traded represents estimated fair value as determined by management. Changes in carrying value of equity securities are reflected in shareholders' equity, net of applicable income taxes.

Mortgage loans and policy loans are carried at their aggregate unpaid balances, and mortgage loans are carried net of an allowance for potential uncollectible balances of $8.8 million and $8.4 million as of December 31, 1993, and 1992, respectively. The carrying value of impaired loans is based on the estimated fair value of the loan collateral.

Statement of Financial Accounting Standards No. 114, issued in May 1993, establishes new standards for accounting by creditors for impairment of certain loans, effective for fiscal years beginning after December 15, 1994. It applies to uncollateralized as well as collateralized loans, and to all loans that are restructured in a troubled debt restructuring involving a modification of terms. The standard requires that impaired loans that are within the scope of the statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The company has not yet adopted this new standard, and has not yet determined the effect of this new accounting standard on its financial statements.

Realized investment gains and losses are recorded by the specific identification method.

Fair Values of Financial Instruments. The following methods and assumptions were used by the company in estimating its fair value disclosures for financial instruments:

  Investment securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for equity securities are based on quoted market prices, when available, or estimates determined by management. USLICO's equity securities consist primarily of nonredeemable preferred stocks.

  Mortgage loans and policy loans: The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. The fair values of these loans may not represent the amounts that would be realized upon sale.

  Long-term debt: The fair value of USLICO's convertible subordinated debentures is based on quoted market prices.

  Cash, short-term investments, and certain other assets and liabilities of the company, which also constitute financial instruments, have fair values that approximate their carrying values.


Participating Policies. Approximately 8.5 percent and 7.4 percent of the life insurance in force as of December 31, 1993 and 1992, respectively, and 14.0 percent, 12.7 percent and 12.7 percent of life premium income (statutory basis) in 1993, 1992 and 1991, respectively, was participating business, which provides for an annual dividend at the end of each policy year. Dividends to participating policyholders for the years ended December 31, 1993, 1992 and 1991 were $5.9 million, $6.8 million and $7.2 million, respectively.

Separate Accounts. The separate account assets and liabilities represent: (1) funds that are separately administered for variable life and variable annuity contracts for which the owner of the contract bears the investment risk; and (2) the assets of USLICO's qualified pension plan.

Income Taxes. USLICO and its subsidiaries file a consolidated federal income tax return. Deferred income taxes are provided for temporary differences between financial statement and tax return bases, using the asset and liability method. This method was adopted as of January 1, 1992, in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Financial statements for prior periods have not been restated.

Pursuant to the deferred method under APB Opinion 11, which was applied in 1991 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable in the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates (see Note 4).

Earnings Per Share. Weighted average shares outstanding used in the computation of primary earnings per share for 1993, 1992 and 1991, respectively, are 10,755,652, 10,755,701 and 10,776,748. Earnings per
share on a fully diluted basis reflect conversion of the convertible subordinated debentures to shares of common stock and elimination of the interest expense on the debentures.

Postretirement Benefits Other Than Pensions. Statement of Financial Accounting Standards No. 106, issued in December 1990, established new accounting standards for recognizing the cost of postretirement benefits other than pensions. It significantly changed the prevalent practice of accounting for postretirement benefits other than pensions on a pay-as-you-go (cash) basis by requiring accrual, during the years that an employee renders the necessary service, of the expected cost of providing those benefits to an employee. USLICO adopted the new accounting standard in 1992, and the cumulative effect of the accounting change was $0.3 million (net of tax).

Postemployment Benefits. Statement of Financial Accounting Standards No. 112, issued in November 1992, established new accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement, effective for fiscal years beginning after December 15, 1993. This new standard, adopted by the company in 1993, has no effect on USLICO's financial statements.

Note 2 - Divestitures and Discontinued Operations

In 1993, USLICO sold its subsidiaries that operated a ship registry and corporate formation business, realizing an after-tax gain of $10.9 million. The gain consisted of $2.1 million of net proceeds from sale in excess of carrying value and $8.8 million of tax benefits that will be realized as a result of the sale. The subsidiaries that were sold administer the maritime program for the Government of Liberia. Because of uncertainty regarding the ultimate realization of profits from the operations, USLICO suspended recognition of equity in earnings from its investment in these subsidiaries in 1988. In 1991, the company wrote off substantially all of its remaining carrying value of this operation in the amount of $7.2 million.

In 1991, USLICO sold its three primary property-casualty insurance subsidiaries for a net after-tax gain of $34.6 million. These subsidiaries contributed a net loss of $916,000 in 1991, prior to their sale. With the sale of these subsidiaries, USLICO ceased operations in the property and casualty insurance business, though it still owned a discontinued property and casualty reinsurance company. This company was paying run-off claims under its prior reinsurance treaty obligations, until late 1993, when the company concluded the voluntary commutation of substantially all of its reinsurance liabilities. During 1992 and 1991, respectively, the company wrote off $10 million and $12 million (after income tax) of its investment in this subsidiary as a result of the continuing adverse development in the run-off of its claims liabilities and other impairments. No gain or loss was recognized on the commutation transaction in 1993, and the company's insurance licenses were surrendered in early 1994.

Note 3 - Investments

Net investment income consists of:

                                1993        1992         1991
                                       (in thousands)
Investment income:
  Fixed maturities            $152,343    $139,291     $122,546
  Equity securities                681       1,645        1,464
  Mortgage loans                36,229      38,255       38,376
  Policy loans                   7,449       6,736        6,923
  Short-term
      investments                2,586       2,973        5,786
  Other long-term
      investments                2,576       3,130        2,547
                                ------     -------      -------
  Total investment
      income                   201,864     192,030      177,642
  Investment expenses           (3,973)     (3,967)      (4,000)
                               -------     -------      -------
  Net investment income       $197,891    $188,063     $173,642


Realized investment gains (losses) are as follows:

                                1993        1992         1991
                                       (in thousands)
Fixed maturities              $15,156     $10,448      $3,283
Equity securities                (127)       (112)      1,041
Mortgage loans and other
  invested assets                (312)     (4,904)     (1,948)
                               ------       -----       -----
Realized investment
  gains                       $14,717      $5,432      $2,376


The cost and fair value of investments in fixed maturities at December 31, 1993 and 1992, are as follows:

                                                Gross        Gross
                                                Unrealized   Unrealized  Fair
                                    Cost        Gains        Losses      Value
                                                    (in thousands)
1993
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies            $118,382   $11,504        $(32)      $129,854
Obligations of states and
 political subdivisions                  7,379       232          (1)         7,610
Debt securities issued by
 foreign governments                    13,306     1,450         (25)        14,731
Corporate securities                 1,476,576   112,343      (4,999)     1,583,920
Mortgage-backed securities             379,291    12,043      (3,474)       387,860
                                     ---------   -------       ------     ---------
Totals                              $1,994,934  $137,572     $(8,531)    $2,123,975

1992
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies            $125,023   $11,349         $(1)      $136,371
Obligations of states and
 political subdivisions                  8,974       260         (66)         9,168
Debt securities issued by
 foreign governments                    17,697     1,173          (9)        18,861
Corporate securities                 1,286,064    67,526      (4,191)     1,349,399
Mortgage-backed securities             273,742    11,496        (976)       284,262
                                     ---------    ------       ------     ---------
Totals                              $1,711,500   $91,804     $(5,243)    $1,798,061


Gross unrealized investment gains and losses on equity investments are as follows:

                                           1993         1992        1991
                                                  (in thousands)
Gross unrealized gains                    $6,987       $6,118      $5,941
Gross unrealized losses                   (3,631)      (3,616)     (3,560)
                                           -----        -----       -----
                                           3,356        2,502       2,381
Income taxes                                (812)        (707)       (635)
                                           -----        -----       -----
Net unrealized investment gains           $2,544       $1,795      $1,746


The cost and fair value of fixed maturities at December 31, 1993 and 1992, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Proceeds from sale of investments in fixed maturities during 1993 and 1992 were $51 million and $116 million, respectively. Gross gains of $16 million and gross losses of $1 million were realized on sales in 1993, and gross gains of $12 million and gross losses of $2 million were realized in 1992. Although the company has a diversified portfolio of fixed maturity investments, approximately 21 percent of these investments are debt securities issued by public utility companies.

                                                                Fair
                                                Cost            Value
                                                     (in thousands)
1993
Due in one year or less                            $23,001         $23,674
Due after one year through five years              267,005         291,322
Due after five years through 10 years              830,661         899,509
Due after 10 years                                 494,977         521,611
Mortgage-backed securities                         379,290         387,859
                                                 ---------       ---------
  Totals                                        $1,994,934      $2,123,975

                                                                Fair
                                                Cost            Value
                                                    (in thousands)
1992
Due in one year or less                            $11,458         $11,685
Due after one year through five years              192,851         204,331
Due after five years through 10 years              699,011         740,119
Due after 10 years                                 534,438         557,078
Mortgage-backed securities                         273,742         284,848
                                                 ---------       ---------
  Totals                                        $1,711,500      $1,798,061


The carrying amounts and fair values of mortgage loans and policy loans are as follows at December 31, 1993 and 1992 (in thousands):

                        Carrying    Fair
                        Amount      Value
1993
Mortgage loans          $341,713    $368,486
Policy loans             129,152     119,336

1992
Mortgage loans          $370,507    $390,373
Policy loans             128,351     117,171

The development of the allowance for losses on mortgage loans is as follows (in thousands):

                                     1993        1992         1991

Balance at beginning of year        $8,400      $1,450         $250
Loan foreclosure                    (1,100)       (650)        (150)
Addition to allowance                1,450       7,600        1,350
                                     -----       -----        -----
Balance at end of year              $8,750      $8,400       $1,450



More than 65 percent of mortgage loans are on property located in California, Oregon and Washington; more than 29 percent of mortgages are on property located in Maryland and Virginia; and the remainder are on property located in 20 other states.

Note 4 - Federal Income Taxes

Effective January 1, 1992, USLICO adopted Statement of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes. The adoption of FAS 109 changed the method of accounting for income taxes from the deferred method to an asset and liability approach. Previously, the company deferred the past tax effects of timing differences between financial reporting income and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. The tax rate increase from 34 percent to 35 percent in 1993 produced additional tax expense of $1.6 million.

The cumulative effect of the change in accounting method, which amounted to $9.5 million, was reported as a change in accounting principle. Financial statements for years prior to 1992 were not restated.

Total income taxes (benefit) are reflected in the Consolidated Statements of Income as follows:

                                          1993           1992     1991
                                                    (in thousands)
Income (loss) from continuing
 operations                               $191         $(8,908)    $(2,288)
Discontinued operations                    -            (5,134)     10,528
Cumulative effect of accounting
 changes                                   -             9,348        -
                                           ---           -----       -----
                                          $191         $(4,694)     $8,240


The provision for income taxes charged to continuing operations consists of the following components:

                                            1993         1992        1991
                                                    (in thousands)
Current                                    $2,156        $(589)       $116
                                            -----          ---         ---
Deferred:
Deferred policy acquisition costs          (2,043)      (5,328)      9,733
Policy reserve adjustments                 (1,773)      (2,142)     (7,011)
Deferred revenue liability                    201       (1,491)     (1,248)
Accrued expense reserve                      -            (546)     (4,046)
Tax rate increase                           1,571         -           -
Other, net                                     79        1,188         168
                                            -----        -----       -----
Total deferred                             (1,965)      (8,319)     (2,404)
                                            -----        -----       -----
                                             $191      $(8,908)    $(2,288)

The provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory federal income tax rate to operating income (loss) before income taxes as a result of the following differences:

                                             1993        1992     1991
                                                  (in thousands)
Income tax (benefit) at statutory
  tax rate                                $8,320       $(15,347)   $(1,898)
Goodwill write-off                            -           6,820        209
Tax credit from ship registry sale        (8,805)          -          -
Tax rate increase                          1,571           -          -
Other                                       (895)          (381)      (599)
                                             ---          -----      -----
                                            $191        $(8,908)   $(2,288)


Deferred tax liabilities (assets) are comprised of the following tax effects of temporary differences at December 31 (in thousands):

                                            1993         1992

Deferred policy acquisition costs         $119,472     $118,043
Other                                       20,445       17,912
                                           -------      -------
  Gross deferred tax liabilities           139,917      135,955
                                           -------      -------
Policy reserves                            (72,116)     (68,332)
Deferred revenue liability                 (16,262)     (15,993)
Unconsolidated subsidiary                     -          (7,752)
Other                                          (63)        (831)
                                            ------       ------
  Gross deferred tax assets                (88,441)     (92,908)
  Deferred tax asset valuation
   allowance                                  -           7,752
                                            ------       ------
                                           $51,476      $50,799


A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. In 1992, the company had established a valuation allowance for the total effect of the deferred tax loss on its unconsolidated foreign subsidiary, which was realized in 1993 upon its sale.

Shareholders' equity at December 31, 1993, included approximately $13.6 million which is defined as policyholders' surplus of the life subsidiaries that may be subject to federal income tax at ordinary corporate rates under certain future conditions, including distributions to shareholders. At December 31, 1993, the amount of federal income tax which would have been paid if policyholders' surplus were distributed was approximately $7.4 million. USLICO does not intend to make any significant taxable distributions from the life subsidiaries in the foreseeable future and, accordingly, no provision for such future taxes has been made in these financial statements. As of December 31, 1993, approximately $71.7 million was available for payment of shareholder dividends by the life insurance subsidiaries without incurring additional tax liability.

Net cash paid by USLICO for federal income taxes was $4 million in 1993, $0.4 million in 1992 and $12.3 million in 1991.

Note 5 - Convertible Subordinated Debentures

In December 1989, USLICO issued $57.5 million of 8.5 percent convertible subordinated debentures due 2014 (the "1989 debentures"). In January 1986, USLICO issued $40.25 million of 8 percent convertible subordinated debentures due 2011 (the "1986 debentures"). The debentures are convertible into USLICO common stock at any time on or before December 15, 2014, and January 15, 2011, respectively, unless previously redeemed, at a conversion price of $27 per share and $31.35 per share, respectively, subject to adjustment in certain circumstances. The 1989 debentures are entitled to a sinking fund payment of $2.875 million annually commencing in 1999 and the 1986 debentures to a payment of $1.75 million annually commencing in 1996. The debentures are redeemable, in whole or in part, at the option of USLICO at any time commencing in December 1993, as to the 1989 debentures, at stated redemption prices declining ratably to par in 1999, and in January 1989, as to the 1986 debentures, at stated redemption prices declining ratably to par in 1996. During 1990, USLICO repurchased $1.7 million of the 1986 debentures.

Amounts of interest paid on the debentures were $8 million per year in 1993, 1992 and 1991.

The carrying amounts and fair values of long-term debt consisted of the following at December 31, 1993, and 1992 (amounts in thousands):

                        Carrying    Fair
                        Amount      Value
1993
1989 debentures         $57,500     $59,800
1986 debentures          38,550      38,935
                         ------      ------
  Total                 $96,050     $98,735


1992
1989 debentures         $57,500     $57,200
1986 debentures          38,550      35,850
                         ------      ------
  Total                 $96,050     $93,050



Note 6 - Shareholders' Equity

The company is authorized to issue 50 million shares of its $1.00 par value common stock. At December 31, 1993, and December 31, 1992, there were 10.8 million shares issued and outstanding. There also were 3.7 million shares owned by subsidiaries at both dates that are reported as treasury shares.

Changes in shareholders' equity were as follows (in thousands):

                                            1993         1992        1991
Common Stock:
Beginning balance                          $14,455      $14,456     $14,458
Stock grants                                     5         -           -
Repurchases                                   -              (1)        (30)
Shares issued as collateral                   -            -             28
                                            ------       ------      ------
Ending balance                             $14,460      $14,455     $14,456


Additional Paid-in Capital:
Beginning balance                         $159,637     $159,641    $159,591
Excess over par values of shares:
Stock grants                                    77         -           -
Repurchases                                     (4)          (4)       (523)
Issued as collateral                          -            -            573
                                           -------      -------     -------
Ending balance                            $159,710     $159,637    $159,641


Net Unrealized
 Investment Gains (Losses):
Beginning balance                           $1,795       $1,746     $(1,587)
Change in market value
 of equity securities                          749           49       3,333
                                             -----        -----       -----
Ending balance                              $2,544       $1,795      $1,746


Foreign Currency
 Translation Adjustments:
Beginning balance                          $(1,650)     $(1,785)    $(1,564)
Foreign currency translation
 adjustment                                     50          135        (221)
                                             -----        -----       -----
Ending balance                             $(1,600)     $(1,650)    $(1,785)


Retained Earnings:
Beginning balance                         $175,501     $242,270    $241,813
Net income (loss)                           23,580      (56,013)     11,236
Dividends                                   (2,582)     (10,756)    (10,779)
                                           -------      -------     -------
Ending balance                            $196,499     $175,501    $242,270


Treasury Stock:
Beginning balance                         $(95,791)    $(95,791)   $(95,190)
Shares issued as collateral                   -            -           (601)
                                            ------       ------      ------
Ending balance                            $(95,791)    $(95,791)   $(95,791)



Insurance companies are restricted by statutory requirements of their domiciliary states as to the amounts they may pay in dividends, loans or advances to affiliates or invest in the capital stock of affiliates. At December 31, 1993, $8.7 million was available for payment of dividends by the insurance subsidiaries to USLICO without prior regulatory approval.

At December 31, 1993, 15.5 million shares of USLICO's unissued common stock were restricted in accordance with a rights plan adopted in 1988, under which rights become exercisable only in circumstances involving substantial change in the ownership of USLICO common stock. These rights become exercisable at 50 percent of the prevailing market value. In addition, 500,000 shares were reserved for issuance in a stock option program and remain unissued. At December 31, 1993, there were 423,500 shares under outstanding options at exercise prices ranging from $16.375 to $18.25 per share.

Note 7 - Reinsurance

USLICO's insurance subsidiaries routinely enter into reinsurance transactions covering all lines of business. This reinsurance involves either ceding certain risks to or assuming risks from other insurance companies. The primary purpose of ceded reinsurance is to protect the ceding company from potential losses in excess of levels that it is prepared to accept. Ceded reinsurance is treated as the liability of the company that accepted the risk; however, if the reinsurer could not meet its obligations, the ceding company would have to assume the liability.

USLICO adopted Statement of Financial Accounting Standards No. 113, which specifies the accounting for the reinsuring of insurance contracts, in the first quarter of 1993. Prior year assets and liabilities were restated to reflect the effect of this new standard, the effect of which was immaterial. The standard had no effect on the company's net income.

Reinsurance on a statutory basis as of and for the years ended December 31 was as follows:

                                           1993         1992      1991
                                                 (in thousands)
Premiums:
  Assumed                                 $11,556      $15,750      $7,101
  Ceded                                    36,994       47,473      77,634
Reinsurance recoverable on:
  Paid losses                               8,847       20,516      29,812
  Unpaid losses                             8,364        9,610       4,999


Note 8 - Pension and Stock Ownership Plans

USLICO maintains a qualified non-contributory defined benefit pension plan and a supplemental non-qualified excess plan covering substantially all of its employees. The plans provide pension benefits that are based on the employee's years of service and compensation during three consecutive years in the last 10 years of employment preceding retirement. The qualified plan assets consist principally of common stocks and long-term U.S. Government and corporate bonds, and include 273,446 shares of USLICO common stock.

Net periodic pension cost for the qualified plan included the following components:

                                            1993         1992     1991
                                                   (in thousands)
Service cost - benefits
  earned during the period                 $1,405       $1,402      $1,712
Interest cost on projected
  benefit obligation                        7,074        6,989       7,397
Actual return on assets                    (9,617)      (5,651)    (11,330)
Net amortization and deferral                 148       (3,912)      1,099
                                              ---        -----       -----
Net periodic pension credit                 $(990)     $(1,172)    $(1,122)


Assumptions used in the accounting for this plan were primarily as follows:
                                          1993         1992     1991

Weighted average discount rate            7.00%        8.00%    8.00%
Weighted average rate of increase
 in compensation level                    5.00%        6.70%    7.20%
Expected long-term rate of return
 on assets                                9.00%        9.25%    9.25%

The following table sets forth the qualified plan's funded status and amounts recognized in the Consolidated Balance Sheets (in thousands):

                                                         1993        1992
Actuarial present value of benefit
 obligations:
Vested benefit obligation                               $97,167     $84,234

Accumulated benefit obligation                          $98,950     $85,493

Projected benefit obligation                           $103,166     $91,393
Plan assets at fair value                                99,870      96,136
                                                         ------      ------
Plan assets in excess of (less than)
 projected benefit obligations                           (3,296)      4,743
Unrecognized net losses                                  20,977      13,318
Unrecognized net asset at January 1                      (8,047)     (9,435)
Unrecognized prior service cost at
 January 1                                                 (801)       (783)
                                                          -----       -----
Prepaid pension cost recognized in the
 Consolidated Balance Sheets                             $8,833      $7,843



The supplemental, non-qualified excess retirement plan is funded by the general account assets of USLICO. The liability recorded for this plan was $2.5 million and $2.3 million at December 31, 1993 and 1992, respectively. The annual expense of this plan was $0.4 million in 1993, $1.3 million in 1992 and $1.1 million in 1991.

USLICO also has a contributory qualified salary savings profit sharing plan for employees who meet certain service requirements. Employer contributions are based on net earnings. Contributions to the plan by USLICO were $271,000 for 1993, $97,000 for 1992 and $240,000 for 1991.

Note 9 - Commitments and Contingencies

Contingencies. USLICO and its subsidiaries are defendants in various legal actions arising in the normal course of business. While the outcome of such matters cannot be predicted with certainty, management believes such matters will be resolved without material adverse impact on the financial condition of USLICO.

Leases. USLICO has various non-cancelable lease commitments that expire through 2000, which aggregate $12.6 million. Rent expense charged to operations for 1993, 1992 and 1991 was $4.3 million, $4.2 million and $4.0 million, respectively. Future minimum lease payments for the next five years are as follows (in millions):

1994        $4.2
1995        $3.9
1996        $3.8
1997        $0.1
1998        $0.1

Note 10 - Restructuring Charges

In 1992 USLICO recognized certain one-time, noncash charges totaling $49.6 million related to corporate restructuring. The charges consisted of $19.4 million to write off goodwill and $30.2 million to reduce the balance of deferred policy acquisition costs. The goodwill write-off relates to two former life insurance subsidiaries that were merged into United Services Life Insurance Company, USLICO's primary subsidiary, during 1992.

Consistent with a new internal management structure and market focus instituted at the end of 1992, an increased number of separate product lines were used for recoverability testing. In addition, certain actuarial assumptions regarding future experience were modified to reflect the results of product profitability studies completed in the latter part of 1992. These changes resulted in amortization adjustments and non-recoverable deferred costs for certain product lines that were recognized for reporting purposes by a reduction in deferred policy acquisition costs in 1992.

Note 11 - Quarterly Financial Data (Unaudited)

Quarterly financial data for the years ended December 31, 1993, and 1992 follow (amounts in thousands, except per share data):

                              March       June         September   December
1993
Net income                     $4,039     $1,430       $12,764     $5,347

Net income per share:
  Primary                       $0.38      $0.13         $1.19      $0.50
  Fully diluted                  0.38       0.13          1.00       0.47

1992
Operating income (loss)
 before discontinued
 operations and cumulative
 effect of accounting
 changes                       $2,736     $6,285       $2,334      $(47,586)
Discontinued operations           -          -            -          (9,954)
Cumulative effect of
 accounting changes            (9,828)       -            -            -
                                -----      -----        -----        ------
  Net income (loss)           $(7,092)    $6,285       $2,334      $(57,540)


Net income per share:
  Primary
      Operating income (loss)    $0.25     $0.59        $0.22        $(4.42)
      Discontinued operations     -          -            -           (0.93)
      Accounting changes         (0.91)      -            -             -
                                  ----      ----         ----          ----
            Net income (loss)   $(0.66)    $0.59        $0.22        $(5.35)


  Fully diluted
      Operating income (loss)    $0.25     $0.53        $0.22        $(4.42)
      Discontinued operations     -          -            -           (0.93)
      Accounting changes         (0.91)      -            -             -
                                  ----      ----         ----          ----
            Net income (loss)   $(0.66)    $0.53        $0.22        $(5.35)



The operating loss for the quarter ended December 31, 1992, resulted from certain nonrecurring charges, primarily the write-off of goodwill and deferred acquisition costs described in Note 10.

Net income for the quarter ended March 31, 1992, was restated for the effects of adopting Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, as described in Note 4, and Statement of Financial Accounting Standards No. 106, Accounting for Postretirement Benefits other than Pensions, as described in Note 1.

                            REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of USLICO Corporation:

We have audited the accompanying consolidated balance sheets of USLICO Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USLICO Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 4 to the consolidated financial statements, the company changed its method of accounting for income taxes by adopting the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1992. As discussed in Note 1 to the consolidated financial statements, the company also adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" in 1992.





                                                             KPMG Peat Marwick




Washington, D.C.
February 23, 1994

                                 REPORT OF MANAGEMENT

Management of USLICO Corporation prepared the accompanying Consolidated Financial Statements and is responsible for them. The statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts that are based on estimates and judgments. The financial information included elsewhere in this annual report is consistent with the Consolidated Financial Statements, unless labeled that it is prepared in accordance with statutory accounting practices.

In meeting its responsibilities regarding the reliability of the Consolidated Financial Statements, management has established and maintains a system of internal accounting control. This system is designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are properly executed and recorded. Management believes this system provides reasonable assurance that errors or irregularities that could be material to the Consolidated Financial Statements are prevented or would be detected in the normal course of business. This system is augmented by examinations performed by an internal audit department.

The Consolidated Financial Statements have been audited by KPMG Peat Marwick, independent auditors, and their opinion appears on page 32. As auditors, they also provide an objective, outside review of operating results and financial condition. Working with our internal auditors, they review and test our system of internal accounting controls and the data included in the Consolidated Financial Statements.

The Audit Committee, which consists of outside directors, has functioned since 1976 to assure that independent and internal auditors have full and free access to the board of directors to discuss the results of their examinations, their opinions on internal accounting controls and the quality of financial reporting. The committee meets regularly with management, internal auditors and independent auditors.

Management also recognizes its responsibility for fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of conduct. This responsibility is reflected in the company's Code of Conduct, which is periodically distributed to all employees. The Code of Conduct addresses, among other things, integrity, potential conflicts of interest and the confidentiality of information.






Glenn H. Gettier, Jr.
Executive Vice President and Chief Financial Officer
February 23, 1994

                         BOARD OF DIRECTORS & SENIOR OFFICERS

                                   USLICO DIRECTORS

Robert E. Buchanan                     Thomas H. Moorer
President, The Buchanan Companies      Admiral, USN (Ret.)
Gaithersburg, Md.                      McLean, Va.

Daniel J. Callahan, III                Fioravante G. Perrotta
Chairman and                           Attorney, Rogers & Wells
Chief Executive Officer                New York, N.Y.

Robert F. Cocklin                      David H. Roe
Major General, AUS (Ret.)              President and
Arlington, Va.                         Chief Operating Officer

Glenn H. Gettier, Jr.                  David S. Smith
Executive Vice President               Attorney, Former Ambassador to Sweden
and Chief Financial Officer            Washington, D.C.

William V. McBride                     Eli Weinberg, CPA
General, USAF (Ret.)                   Private Investments
San Antonio, Texas                     Manhasett, N.Y.


                                    SENIOR OFFICERS


W. Alan Aument                         Deborah B. Holden
Senior Vice President and Treasurer    Senior Vice President, Human Resources
USLICO Corporation                     United Services Life Insurance Company

Daniel J. Callahan, III                David W. Karsten
Chairman and Chief Executive Officer   Senior Vice President and Controller
USLICO Corporation                     USLICO Corporation

Glenn H. Gettier, Jr.                 Thomas Y. Moon
Executive Vice President              President
 and Chief Financial Officer          Bankers Security Life Insurance Society
USLICO Corporation

James J. Hagerty                        Peter M. Regan
President, Individual Annuity Division President, Individual Life Division United Services Life Insurance Company United Services Life Insurance Company

Jeffrey P. Hahn                         David H. Roe
Senior Vice President and Secretary     President and Chief Operating Officer
USLICO Corporation                      USLICO Corporation

                                SHAREHOLDER INFORMATION

USLICO Corporation common stock is traded on the New York Stock Exchange. The stock symbol is "USC."

USLICO Corporation's convertible debentures are traded on the New York Bond Exchange. An 8 percent convertible debenture was issued in January 1986, and an 8-1/2 percent convertible debenture was issued in December 1989.

                  Number of
  1993            Shares Traded     High        Low

  1st quarter     1,184,800         20          15
  2nd quarter       378,600         18 1/2      16 5/8
  3rd quarter       740,800         19          16 7/8
  4th quarter       474,400         17 3/4      16 1/8

                  2,778,600



Number of shareholders at December 31, 1993, was 5,587.

Quarterly dividend was $.06 per share.

There were 10,760,384 publicly-held shares outstanding at December 31, 1993.

                    Number of
  1992            Shares Traded     High        Low

  1st quarter       469,600         20 3/8      17 3/4
  2nd quarter       384,700         18 7/8      17 1/4
  3rd quarter       431,000         18 1/2      17 1/8
  4th quarter       557,000         19          16 3/4

                  1,842,300


Number of shareholders at December 31, 1992, was 6,251.

Quarterly dividend was $.25 per share.

There were 10,755,484 publicly-held shares outstanding at December 31, 1992.

                                SHAREHOLDER INFORMATION

Annual Meeting

The annual meeting of USLICO Corporation shareholders will be held Friday, April 29, 1994, at 9:30 a.m. in the auditorium of the United Services Life Insurance Company building, 3rd floor, 950 N. Glebe Road, Arlington, VA 22203.

Form 10-K

A copy of Form 10-K as filed with the Securities and Exchange Commission may be obtained by any shareholder by sending a request to:

Corporate Secretary

USLICO Corporation
4601 Fairfax Drive
P.O. Box 3700
Arlington, VA 22203

Independent Auditors

KPMG Peat Marwick
Washington, D.C.

Registrar and Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005